UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Opsware Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68383A101

(CUSIP Number)

Marc L. Andreessen and J.P. Morgan Trust Company, N.A., Co-Trustees

c/o J.P. Morgan Trust Company. N.A.

1999 Avenue of the Stars, 26th Floor

Los Angeles, CA  90067

(310) 860-7055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc L. Andreessen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,201,013

	8.	Shared Voting Power 1,438,000

	9.	Sole Dispositive Power 8,201,013

	10.	Shared Dispositive Power 1,438,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,639,013 (See (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

(1)          Represents (i) 6,458,785 shares held by the Andreessen 1996 Living Trust (the “Living Trust”), of which Mr. Andreessen and J.P. Morgan Trust Company, N.A. (the “Trust Company”) are Trustees, with Mr. Andreessen exercising sole voting and dispositive power in accordance with the terms of the Living Trust and (ii) 1,438,000 shares held by the 1996 Andreessen Charitable Remainder Trust dated 2/1/96 (the “Charitable Trust”), of which Mr. Andreessen and the Trust Company are Trustees sharing voting and dispositive power.  The Living Trust and the Charitable Trust are collectively referred to herein as the “Trusts”.  Also represents 1,742,228 shares issuable upon exercise of outstanding options held by Mr. Andreessen exercisable within 60 days of December 27, 2006.

This Amendment No. 2 amends and supplements the Schedule 13D filed by and Marc L. Andreessen (“Mr. Andreessen”) and Michael G. Mohr (a former co-Trustee for the Trusts) on September 28, 2001 (the “Schedule 13D”), as amended by Amendment No. 1 filed on March 9, 2006.

Item 1.	Security and Issuer

As previously noted in Amendment No. 1, Loudcloud, Inc. has changed its name to Opsware Inc. (“Opsware”).  All references in the Schedule 13D to Loudcloud are hereby amended to instead refer to Opsware.  There are no other amendments to the information provided in Item 1 of the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby replaced in its entirety with the following:

This Amendment No. 2 to Schedule 13D is being filed on behalf of Mr. Andreessen, a natural person.

Mr. Andreessen is a member of the Board of Directors and a principal stockholder of Opsware. Mr. Andreessen’s business address is c/o Opsware Inc., 599 N. Mathilda Avenue, Sunnyvale, California 94085.  Mr. Andreessen, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Andreessen is a citizen of the United States.

Mr. Andreessen and the Trust Company are the Trustees of the Living Trust. The Living Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Living Trust was organized under the laws of the state of California. The principal office of the Living Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067.  In accordance with the terms of the Living Trust, Mr. Andreessen exercises sole voting and dispositive power over the shares of Opsware held in the Living Trust.

Mr. Andreessen and the Trust Company are the Trustees of the Charitable Trust. The Charitable Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Charitable Trust was organized under the laws of the state of California. The principal office of the Charitable Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067. In accordance with the terms of the Charitable Trust, Mr. Andreessen and the Trust Company share voting and dispositive power over the shares of Opsware held in the Charitable Trust.

Item 3.	Source and Amount of Funds or Other Consideration

As previously noted in Amendment No. 1, from time to time Mr. Andreessen has been granted stock options to purchase shares of Opsware Common Stock for no consideration.  Due to the vesting schedules of these stock options, Mr. Andreessen is deemed the beneficial owner of 1,742,228 shares underlying these stock options.  It is currently contemplated that any purchases of shares upon exercise of these stock options would be made with cash from Mr. Andreessen’s personal funds or through a “cashless exercise” program.

Item 4.	Purpose of Transaction

There are no changes to the information set forth in Item 4, except that Mr. Andreessen’s shareholdings, through the Trusts and otherwise, are now less than 10% of the outstanding Common Stock of Opsware.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) are hereby replaced in their entirety by the following:

(a)                                  Mr. Andreessen is the beneficial owner of 9,639,013 shares of Common Stock of Opsware as of December 27, 2006, representing approximately 9.4% of the issued and outstanding shares of Common Stock of Opsware based on the 101,360,790 shares of Common Stock of Opsware outstanding as of December 1, 2006.

(b)                                 As Trustee of the Living Trust, Mr. Andreessen has the sole power to exercise and direct the vote and the sole power to dispose or direct the disposition of the shares of Opsware Common Stock held by the Living Trust. As Trustees of the Charitable Trust, Mr. Andreessen and the Trust Company have the shared power to exercise and direct the vote and the shared power to dispose or direct the disposition of the shares of Opsware Common Stock held by the Charitable Trust.  Mr. Andreessen would, upon exercise of stock options, hold the sole power to vote and dispose or direct the disposition of the shares of Opsware Common Stock subject to such stock options.  The

Trust Company is a national association and a trust company organized under the laws of United States. Its principal business address is J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor Los Angeles, CA  90067.  The Trust Company, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)                                  Transactions in the Common Stock of Opsware effected by Mr. Andreessen during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby replaced in its entirety with the following:

The Living Trust adopted a stock trading plan for trading in Opsware’s Common Stock in accordance with the guidelines specified by the Securities and Exchange Commission’s Rule 10b5-1 under the Securities Exchange Act of 1934.  The Living Trust executed a Trust Agreement, dated September 1, 2004, as amended on August 31, 2005, with the Wilmington Trust Company to administer such trading plan.  All sales under the trading plan have been previously reported by Mr. Andreessen on Forms 4.  The stock trading plan was terminated on March 28, 2006.  Except as set forth in this Schedule 13D, Mr. Andreessen does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Opsware.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to remove references to the Joint Filing Agreement previously filed in connection with the Schedule 13D on September 28, 2001.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2006
Date
/s/ Marc L. Andreessen
Signature
Marc L. Andreessen
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Date of	Number of	Price per	Nature of
Transaction	Shares	Share	Transaction

12/27/06	695,000	$0	Gift of Shares to a Charitable Foundation

The gift transfer of shares listed above was effected by Mr. Andreessen, as Trustee of the Living Trust, and was also voluntarily reported on a Form 4 pursuant to Section 16 of the Securities Exchange Act of 1934.